UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

FriendFinder Networks Inc.

Interactive Network, Inc.

(Names of Applicants)

6800 Broken Sound Parkway, Suite 200

Boca Raton, Florida 33487
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
14.0% Senior Secured Notes due 2018	$234,286,908.16 aggregate principal amount, plus any additional principal issuable as interest payable on the existing 14.0% Senior Secured Notes due 2013

Approximate date of proposed public offering:
As soon as practicable after confirmation of the Plan of Reorganization (as defined herein)

Name and address of agent for service: Anthony Previte, Chief Executive Officer FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200 Boca Raton, Florida 33487	Name and address of agent for service: Anthony Previte, Chief Executive Officer Interactive Network, Inc. 6800 Broken Sound Parkway, Suite 200 Boca Raton, Florida 33487

With a copy to:

Bradley D. Houser, Esq.

Akerman LLP

One Southeast Third Ave., 25th Floor

Miami, Florida 33131

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 (the “Amendment No. 2”) further amends and restates the Application for Qualification of Indentures under the Trust Indenture Act of 1939, as amended, on Form T-3 (File No. 022-28993) (as previously amended and restated, the “Form T-3”) filed by the Applicants (as defined herein) and Co-Applicants (as defined herein) with the U.S. Securities and Exchange Commission on November 8, 2013, solely with respect to the following:

•

Item 4. - “Directors and Executive Officers,” Item 5. - “Principle Owners of Voting Securities” and Exhibit 99.1 - “Table of Information Regarding Co-Applicants” to update the information contained therein; and

•

To file Exhibit T3E.4 - “Notice of Filing of Amended Exhibits to Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors, and amended exhibits thereto” and Exhibit T3E.5 - “Modified Second Amended Joint Plan of Reorganization of PMGI Holdings Inc. et al. under Chapter 11 of the Bankruptcy Code.”

All other information in the Form T-3 is unchanged and has been omitted from this Amendment No. 2.

The following direct and indirect subsidiaries of FriendFinder Networks Inc. (the “Company”) or Interactive Network, Inc. (“INI,” and together with the Company, the “Applicants”) are expected to be guarantors of the 14% Senior Secured Notes due 2018 and are co-applicants on the Form T-3 (the “Co-Applicants”).

Table of Co-Applicants

Argus Payments Inc.	Penthouse Digital Media Productions Inc.

Big Island Technology Group, Inc.	Penthouse Images Acquisitions, Ltd.

Blue Hen Group Inc.	PerfectMatch Inc.

Confirm ID, Inc.	Playtime Gaming Inc.

Danni Ashe, Inc.	PMGI Holdings Inc.

Fastcupid, Inc.	PPM Technology Group, Inc.

Fierce Wombat Games Inc.	Pure Entertainment Telecommunications, Inc.

FriendFinder California Inc.	Sharkfish, Inc.

FRIENDFINDER VENTURES INC.	Snapshot Productions, LLC

FRNK Technology Group	Streamray Inc.

General Media Art Holding, Inc.	Streamray Studios Inc.

General Media Communications, Inc.	Tan Door Media Inc.

General Media Entertainment, Inc.	Traffic Cat, Inc.

Global Alphabet, Inc.	Transbloom, Inc.

GMCI Internet Operations, Inc.	Various, Inc.

GMI On-Line Ventures, Ltd.	Video Bliss, Inc.

Magnolia Blossom Inc.	West Coast Facilities Inc.

Medley.com Incorporated	XVHUB Group Inc.

NAFT News Corporation

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors of the Company as of the date of this application. The mailing address for each executive officer and director listed below is c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Anthony Previte	Chief Executive Officer, President and Director
Marc H. Bell	Co-Chairman of the Board
Daniel C. Staton	Co-Chairman of the Board
Ezra Shashoua	Chief Financial Officer
James Sullivan	Chief Operating Officer (Acting)
David Gellen	Senior Vice President and General Counsel
Robert Brackett	President, Internet Group
Myra Tallerico	Vice President, Human Resources
Robert B. Bell	Director
Donald A. Johnson	Director
James "Jim" LaChance	Director
Toby E. Lazarus	Director
Steven Rattner	Director
Jason Smith	Director
Kai Shing Tao	Director

The following table sets forth the names of, and all offices held by, all executive officers and directors of INI as of the date of this application. The mailing address for each executive officer and director listed below is 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Anthony Previte	Chief Executive Officer, President and Director
Ezra Shashoua	Chief Financial Officer, Treasurer, Corporate Secretary and Director

The officers and directors of the Co-Applicants are set forth in the table incorporated into this Amendment No. 2 by reference to Exhibit 99.1 to this Amendment No. 2.

The following table sets forth the names of, and all offices to be held by, all executive officers and directors of the reorganized Company upon the effective date of the Plan of Reorganization. The mailing address for each executive officer and director listed below will be c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Andrew B. Conru	Chief Executive Officer and Director
Ezra Shashoua	Chief Financial Officer and Acting Corporate Secretary
Rob Brackett	President, Internet Group
Anthony Previte	Chief Operating Officer, President and Director
David Gellen	Senior Vice President, General Counsel
Myra Tallerico	Vice President, Human Resources
Lars Mapstead	Director
Terrence Zehrer	Director
Kenny Hawk	Director

The following table sets forth the names of, and all offices held by, all executive officers and directors of INI upon the effective date of the Plan of Reorganization. The mailing address for each executive officer and director listed below will be 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Anthony Previte	Chief Executive Officer, President and Director
Ezra Shashoua	Chief Financial Officer, Treasurer, Corporate Secretary and Director

The board members and officers of the Co-Applicants will be determined upon the effective date of the Plan of Reorganization.

Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of December 10, 2013.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
Andrew B. Conru Trust Agreement(2) c/o Bose McKinney & Evans, LLP, 111 Monument Circle, Suite 2700, Indianapolis, IN 46204	Common Stock, par value $0.001 per share	10,913,140 Shares	27.0%	27.0%
Marc H. Bell(3)	Common Stock, par value $0.001 per share	5,594,778	17.0%	17.0%
Daniel C. Staton(4)	Common Stock, par value $0.001 per share	5,594,772	17.0%	17.0%
Staton Family Investments, Ltd.(5) 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, par value $0.001 per share	3,682,893	11.2%	11.2%

(1)

Computed in accordance with Rule 13d-3(d)(1). As of December 10, 2013, there were 32,827,761 shares of the Company’s common stock outstanding.

(2)

Shares of common stock beneficially owned include: 3,280,879 shares of common stock reported on a Form 4 filed on March 7, 2012 and 7,632,261 shares of common stock issuable upon the conversion of the person’s Convertible Non-Cash Pay Secured Notes. To the best of our knowledge, Andrew Conru holds investment and voting power over the securities held by the Andrew B. Conru Trust Agreement.

(3)

Shares of common stock beneficially owned include: 184,190 shares held indirectly through the Bell Family 2003 Charitable Lead Annuity Trust, of which Mr. Bell is trustee and holds sole voting and dispositive power over the shares held in trust for the benefit of Mr. Bell’s minor children; and 5,368,921 shares held directly.

(4)

Shares of common stock beneficially owned include: 31,247 shares held directly and 5,521,858 shares held indirectly. Mr. Staton’s indirect ownership consists of 3,682,893 shares held through Staton Family Investments, Ltd., of which Mr. Staton is a member and holds sole voting and dispositive power over the shares owned by Staton Family Investments, Ltd.; 1,688,970 shares held by Staton Family Perpetual Trust, of which Mr. Staton is trustee and holds sole voting and dispositive power over the shares owned by Staton Family Perpetual Trust for the benefit of Mr. Staton’s minor children; and 149,995 shares held by Staton Media LLC, of which Mr. Staton is a member and manager and holds sole voting and dispositive power over the shares owned by Staton Media LLC.

(5)

Mr. Staton is a member of Staton Family Investments, Ltd. and has sole voting and dispositive power over its shares.

The following sets forth information as to each person owning 10 percent or more of the voting securities of INI as of December 10, 2013.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, no par value per share	1	100%	100%

(1)

Computed in accordance with Rule 13d-3(d)(1). As of December 10, 2013, there was one share of INI common stock outstanding.

Information regarding stock ownership of the Co-Applicants is set forth in the table incorporated into this Amendment No. 2 by reference to Exhibit 99.1 to this Amendment No. 2. The state of organization of each Co-Applicant is set forth therein. Following the confirmation of the Plan of Reorganization, the ownership of the Co-Applicants is expected to continue as set forth on Exhibit 99.1.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company following the confirmation of the Plan of Reorganization.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
Andrew B. Conru Trust Agreement(2) c/o Bose McKinney & Evans, LLP, 111 Monument Circle, Suite 2700, Indianapolis, IN 46204	Common Stock, par value $0.001 per share	(3)	63.7%	63.7%

(1)

Computed in accordance with Rule 13d-3(d)(1).

(2)

To the best of our knowledge, Andrew Conru will hold investment and voting power over the securities to be held by the Andrew B. Conru Trust Agreement.

(3)

Amount to be determined based on the number of shares outstanding upon the effective date of the Plan of Reorganization.

The following sets forth information as to each person owning 10 percent or more of the voting securities of INI following the confirmation of the Plan of Reorganization.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, no par value per share	1	100%	100%

(1)

Computed in accordance with Rule 13d-3(d)(1) and based on one share of the Company’s common stock outstanding following the confirmation of the Plan of Reorganization.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a)

Pages numbered 1 to 7, consecutively.

(b)

The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified (previously filed).

(c)

The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of FriendFinder Networks Inc., which became effective on January 25, 2010.(1)
Exhibit T3B	Amended and Restated Bylaws of FriendFinder Networks Inc.(2)
Exhibit T3C

Form of Indenture, to be dated as of the effective date, among the Company, INI, the Guarantors and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear. (3)

Exhibit T3D	Not Applicable.
Exhibit T3E.1	Amended Disclosure Statement with Respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors. (4)
Exhibit T3E.2	Notice of Hearing to Consider Confirmation of, and deadline for objecting to, Debtors’ Joint Plan of Reorganization. (5)

Exhibit T3E.3	Notice of Filing of Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors, and related exhibits thereto. (6)
Exhibit T3E.4	Notice of Filing of Amended Exhibits to Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors, and amended exhibits thereto.
Exhibit T3E.5	Modified Second Amended Joint Plan of Reorganization of PMGI Holdings Inc. et al. under Chapter 11 of the Bankruptcy Code.
Exhibit T3F

A cross reference sheet showing the location in the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee, of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C).

Exhibit T3G

Transaction Support Agreement (Recapitalization), dated as of September 16, 2013, by and among Interactive Network, Inc., FriendFinder Networks Inc., certain of their direct and indirect subsidiaries, the First Lien Note Holders and Second Lien Note Holders. (7)

Exhibit 25.1

Form T-1 qualifying Computershare Trust Company, N.A., as Trustee under the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee to be qualified. (8)

Exhibit 99.1	Table of Information Regarding Co-Applicants (updated as of the date of this filing).

(1)

Incorporated by reference to Exhibit 3.4 filed with the Form S-1 (File No. 333-156414) on January 26, 2010.

(2)

Incorporated by reference to Exhibit 3.2 filed with the Form 10-K for the year ended December 31, 2011 on March 29, 2012.

(3)

Incorporated by reference to Exhibit T3C filed with Amendment No. 1 to the Form T-3 (File No. 022-28993) on December 4, 2013.

(4)

Incorporated by reference to Exhibit T3E.1 filed with the Form T-3 (File No. 022-28993) on November 8, 2013.

(5)

Incorporated by reference to Exhibit T3E.2 filed with the Form T-3 (File No. 022-28993) on November 8, 2013.

(6)

Incorporated by reference to Exhibit T3E.3 filed with Amendment No. 1 to the Form T-3 (File No. 022-28993) on December 4, 2013.

(7)

Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 19, 2013.

(8)

Incorporated by reference to Exhibit 25.1 filed with Amendment No. 1 to the Form T-3 (File No. 022-28993) on December 4, 2013.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boca Raton and State of Florida on December 17, 2013.

Applicants:

(SEAL)		FRIENDFINDER NETWORKS INC.

		By:	/s/ Anthony Previte
		Name:	Anthony Previte
		Title:	Chief Executive Officer, President and Director

INTERACTIVE NETWORK, INC.

Attest:	/s/ Ezra Shashoua	By:	/s/ Anthony Previte
Name:	Ezra Shashoua	Name:	Anthony Previte
		Title:	Chief Executive Officer, President and Director

Co-Applicants:

ARGUS PAYMENTS INC.

BIG ISLAND TECHNOLOGY GROUP, INC.

BLUE HEN GROUP INC.

CONFIRM ID, INC.

DANNI ASHE, INC.

FASTCUPID, INC.

FIERCE WOMBAT GAMES INC.

FRIENDFINDER CALIFORNIA INC.

FRIENDFINDER VENTURES INC.

FRNK TECHNOLOGY GROUP

GENERAL MEDIA ART HOLDING, INC.

GENERAL MEDIA COMMUNICATIONS, INC.

GENERAL MEDIA ENTERTAINMENT, INC.

GLOBAL ALPHABET, INC.

GMCI INTERNET OPERATIONS, INC.

GMI ON-LINE VENTURES, LTD.

MAGNOLIA BLOSSOM INC.

MEDLEY.COM INCORPORATED

NAFT NEWS CORPORATION

PENTHOUSE DIGITAL MEDIA PRODUCTIONS INC.

PENTHOUSE IMAGES ACQUISITIONS, LTD.

PERFECT MATCH INC.

PLAYTIME GAMING INC.

PMGI HOLDINGS INC.

PPM TECHNOLOGY GROUP, INC.

PURE ENTERTAINMENT  TELECOMMUNICATIONS, INC.

SHARKFISH, INC.

SNAPSHOT PRODUCTIONS, LLC

STREAMRAY INC.

STREAMRAY STUDIOS INC.

TAN DOOR MEDIA INC.

TRAFFIC CAT, INC.

TRANSBLOOM, INC.

VIDEO BLISS, INC.

WEST COAST FACILITIES INC.

XVHUB GROUP INC.

By:	/s/ Anthony Previte
Name:	Anthony Previte
Title:	President

VARIOUS, INC.

By:	/s/ Anthony Previte
Name:	Anthony Previte
Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3E.4	Notice of Filing of Amended Exhibits to Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors, and amended exhibits thereto.
Exhibit T3E.5	Modified Second Amended Joint Plan of Reorganization of PMGI Holdings Inc. et al. under Chapter 11 of the Bankruptcy Code.
Exhibit 99.1	Table of Information Regarding Co-Applicants (updated as of the date of this filing).